Middlemarch Securities LLC

Statement of Financial Condition

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69758

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Middlemarch Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Canal Street, Building 1, Floor 1
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pat Shea	914-730-2508	accounting@middlemarchllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Grutman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Middlemarch Securities LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHANTI JULIE GRAHAM
Notary Public - State of New York
NO. 01GR6393577
Qualified in New York County
My Commission Expires Jun 17, 2023

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Middlemarch Securities LLC

CONTENTS

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Middlemarch Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlemarch Securities LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Middlemarch Securities LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Middlemarch Securities LLC's management. Our responsibility is to express an opinion on Middlemarch Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Middlemarch Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Middlemarch Securities LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 21, 2023

Middlemarch Securities LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2022

ASSETS

Cash	$	352,097
Accounts Receivable		3,638
Due from related party (see Note 6)		29,229
Prepaid expenses and other assets		6,503
Total assets	$	391,467

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	59,062
Total liabilities	$	59,062
Member's Equity	$	332,405
Total liabilities and member's equity	$	391,467

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Middlemarch Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients. The Company is a single member limited liability company; the single member (the "Member") is Middlemarch Partners LLC, a Delaware limited liability company. The Company was organized under the laws of the State of Delaware on February 8, 2016. The Company became a registered broker-dealer with the SEC and a member of FINRA on March 24, 2017. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, strategic advisory services, private placements of debt and equities, public offering planning services, and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and transaction-based success fees which are paid in cash and/or securities upon the successful completion of a transaction.

Revenue Recognition:
Revenue from contracts with customers are composed of both fixed monthly charges and success-based investment banking fees. Success-based fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. These are typically monthly fixed fees. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. If the Company receives amounts in advance of providing services, the amounts are booked as a liability until the service is provided. At December 31, 2022, there were no such advances.

Income Taxes:
The Company is a single member LLC and therefore is treated as a disregarded entity for income tax purposes.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.
For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2022, the Company's cash balance was in excess of FDIC insured limits.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In June 2019 the Company prevailed in an arbitration seeking payment of 1,893,133 Euros (approximately $2,120,000) in fees due. The arbitration panel also awarded the Company approximately $450,000 in reimbursement of fees due in addition to warrants with a negligible value. Should the Company succeed in collecting these fees, it would in turn owe approximately $49,800 to its vendors and subcontractors. The Company is now seeking to enforce this award in the defendant's European base of operations. Collection of this amount is uncertain.

In October 2020, the Company renewed an operating lease for office space on a month-to-month basis. Rent expense from this lease was $29,390 in 2022.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $293,036, which was $288,036 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.20 to 1.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member whereby certain overhead expenses are allocated to the Company. The Member owed the Company $29,229 at December 31, 2022. During the year $139,856 was charged to the Company as follows:

Professional fees	$80,750
Occupancy expenses	29,390
Legal expenses	6,098
Technology expenses	14,795
Other expenses	8,823
Total shared expenses	$139,856

NOTE 8 – CONCENTRATIONS

Three clients accounted for approximately 68% of "Fee Income" for the year ended December 31, 2022.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.